UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Western Asset/Claymore Inflation-Linked Opportunities & Income Fund

(Name of Issuer)

Common Shares of Beneficial Interest, No Par Value

(Title of Class of Securities)

95766R104

(CUSIP Number)

Laurie Smiley, Esq.

Arian Colachis, Esq.

Cascade Investment, L.L.C.

2365 Carillon Point

Kirkland, WA 98033

(425) 889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 16, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 95766R104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,993,082(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 7,993,082(1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,993,082(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) OO

(1)             All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 95766R104
1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,993,082(1)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 7,993,082(1)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,993,082(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.1%
14.	Type of Reporting Person (See Instructions) IN

(1)             All Common Shares held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

EXPLANATORY NOTE

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) relates to the common shares of beneficial interest, no par value (“Common Shares”) of Western Asset/Claymore Inflation-Linked Opportunities & Income Fund (the “Issuer”).  This Amendment No. 7 is being jointly filed by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III (collectively, “Reporting Persons”) to amend and supplement the Items set forth below on the Schedule 13D previously filed with the Securities and Exchange Commission on January 9, 2006, as amended on May 3, 2006, September 29, 2008, April 22, 2009, May 1, 2009, July 14, 2011 and August 9, 2011.

Item 3.    Source and Amount of Funds or Other Consideration

During the period August 9, 2011 through August 16, 2011, Cascade purchased 632,297 Common Shares of the Issuer with its working capital for an aggregate purchase price of $8,149,347.20.

Item 5.    Interest in Securities of the Issuer

(a)  See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of Common Shares and percentage of Common Shares beneficially owned by each of the Reporting Persons.

(b)  See items 7 through 10 of the cover pages to this Schedule 13D for the number of Common Shares beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  During the period August 9, 2011 through August 16, 2011, Cascade purchased 632,297 Common Shares for cash in open market transactions on the dates and at the weighted-average purchase prices per share set forth in Exhibit 99.1, which is attached hereto and incorporated herein by reference.

(d)  None.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 17, 2011	CASCADE INVESTMENT, L.L.C.(1)

	By:	*
Name: Alan Heuberger
Title: Attorney-in-fact for Michael Larson,
Business Manager (2)

WILLIAM H. GATES III(1)

	By:	*
Name: Alan Heuberger(3)
Title: Attorney-in-fact for William H. Gates III

	*By:	/s/Alan Heuberger
Alan Heuberger

(1) This Amendment No. 7 is being filed jointly by the Reporting Persons pursuant to the Joint Filing Agreement dated January 9, 2006 and included with the signature page to the Reporting Persons’ Schedule 13D with respect to the Issuer filed on January 9, 2006, SEC File No. 005-81261, and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(3) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.